Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Contents	Page

1. Overview	2
1.1. Background
1.2. Basis of disclosures
1.3. Scope of application
1.4. Location and verification

2. Risk Management Objectives and Policies	4
2.1. Risk governance
2.2. Risk management

3. Prudential Metrics	6

4. Capital Adequacy	7
4.1. Capital management
4.2. Regulatory capital framework
4.3. Capital structure
4.4. Linkages between financial statements and regulatory exposures
4.5. Minimum capital requirement: Pillar 1
4.6. Leverage ratio

5. Credit Risk Measurement, Mitigation and Reporting	15
5.1. Credit risk overview
5.2. Credit risk - retail and private banking
5.3. Credit risk - commercial banking
5.4. Credit risk - treasury
5.5. Exposures
5.6. Impairment provisions
5.7. Credit risk concentrations
5.8. Credit risk mitigation
5.9. Securitisations

6. Market and Liquidity Risk	28
6.1. Market risk overview
6.2. Interest rate risk
6.3. Foreign exchange risk
6.4. Liquidity risk

7. Operational Risk	34

8. Other Information	35
8.1. Abbreviations
8.2. Cautionary statements regarding forward-looking statements

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

1.    Overview

1.1	Background

Effective 1 January 2015, the BMA implemented the capital reforms proposed by the BCBS and referred to as the Basel III regulatory framework. Basel III aims to raise the quality, consistency and transparency of the capital base, limit the build-up of excess leverage and increase capital requirements for the banking sector. Basel III adopts CET1 capital as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital, if any) and certain off-balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit risk and other risks.

The Bank was required to report under both Basel II and Basel III guidance during 2015. From 1 January 2016 onwards, all published ratios are calculated under Basel III.

The Basel III regulatory framework adopted a phased implementation approach for Bermuda banks with full implementation on 1 January 2019, consistent with BCBS recommendations. The Bank is subject to the following requirements:

•	CET1 ratio of at least 7.0% of RWA, inclusive of a minimum CET1 ratio of 4.5% and the new capital conservation buffer of 2.5%, but excluding the D-SIB surcharge described below;

•	Tier 1 capital of at least 8.5% of RWA, inclusive of a minimum Tier 1 ratio of 6% and the new capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;

•	Total capital of at least 10.5% of RWA, inclusive of a minimum total capital ratio of 8% and the new capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;

•
The Bank is considered to be a D-SIB and is subject to a 3% surcharge composed of CET1-eligible capital implemented by the BMA effective 30 September 2015. This is based upon the BMA's assessment of the extent to which the Bank (individually and collectively with the other Bermuda banks) poses a degree of material systemic risk to the economy of Bermuda due to its role in deposit taking, corporate lending, payment systems and other core economic functions;

•
Counter-cyclical buffer of up to 2.5% composed of CET1-eligible capital may be implemented by the BMA when macroeconomic indicators provide an assessment of excessive credit or other pressures building in the banking sector, potentially increasing the CET1, Tier 1 and total capital ratios by up to 2.5%. No counter-cyclical buffer has been implemented to date;

•	Leverage ratio must be at 5.0% or higher;

•	LCR with a minimum requirement of 100%, subject to the phase-in rules; and

•	NSFR with a minimum requirement of 100%, with implementation effective for Bermuda banks from 1 January 2018.

The minimum capital ratio requirements set forth above do not reflect additional Pillar II add-on requirements that the BMA may impose upon us as a prudential measure from time to time. As of the date hereof, our minimum total capital requirement at 1 January 2019 is 16.3% (inclusive of the minimum total capital ratio of 10.5% as described above). However, as our capital requirements remain under continuous review by the BMA pursuant to its prudential supervision, we cannot guarantee that the BMA will not seek higher total capital ratio requirements at any time.

In December 2017, the BCBS published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as “Basel IV”). Among other things, these standards revise the BCBS’s standardized approach for credit risk (including recalibrating risk weights and introducing new segmentations for exposures) and provides a new standardized approach for operational risk capital. Under the BCBS framework, these standards will generally be effective on 1 January 2022, with an aggregate output floor phasing in through 1 January 2027. The impact of these standards on us will depend on the manner in which they are implemented by the BMA.

The requirements of the Basel III regulatory capital framework include the disclosure requirements applicable to banks and deposit-taking companies which are known as Pillar 3. These are designed to promote market discipline by providing market participants with key information on a firm’s risk exposure and risk management processes. Pillar 3 also aims to complement the minimum capital requirements described under Pillar 1, as well as the supervisory processes of Pillar 2.

1.2	Basis of Disclosures

This disclosure document has been prepared by the Bank on a standardised basis and in accordance with the rules laid out in the BCBS standards issued in January 2015 titled ‘Revised Pillar 3 Disclosure Requirements’ and in March 2017 titled “Pillar 3 disclosure requirements - consolidated and enhanced framework” and adopted by the BMA. Unless otherwise stated, all figures are as at 30 June 2019 and are expressed in US dollars. Certain tables in this report may not sum due to rounding.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

1.3	Scope of Application

The Bank is the parent company of The Bank of N.T. Butterfield & Son Limited group of companies and is regulated by the BMA. The Basel III Framework, therefore, applies to the Bank and its subsidiary undertakings (together referred to as both the “Bank” and the “Group”).

There is a requirement to calculate and maintain regulatory capital ratios on both a consolidated and a solo basis in respect of the Bank’s businesses in Bermuda, the Cayman Islands, Guernsey and Jersey. Differences may exist between jurisdictions in the calculation of regulatory capital requirements. However, there are no differences between the basis of consolidation of the Group for accounting and prudential purposes. Full details of the basis of consolidation can be found in Note 2 of our consolidated financial statements for the period ended 30 June 2019.

The Group is made up of the following principal operating entities, which are all wholly owned subsidiaries and fully consolidated in the Group’s financial statements:

The Bank of N.T. Butterfield & Son Limited, Bermuda
Butterfield Asset Management Limited, Bermuda
Butterfield Securities (Bermuda) Limited
Butterfield Trust (Bermuda) Limited
Bermuda Trust Company Limited
Butterfield Bank (Cayman) Limited
Butterfield Bank (Guernsey) Limited
Butterfield Trust (Guernsey) Limited
Butterfield Bank (Jersey) Limited
Butterfield Mortgages Limited, UK
Butterfield Trust (Bahamas) Limited
Butterfield Holdings (Switzerland) Limited
Butterfield (Singapore) Pte Limited

All of the Group’s subsidiaries are included in the Pillar 3 disclosures. Each overseas operating company is regulated by its own local regulator and is subject to its own regulatory capital requirements. Further details of the principal subsidiary undertakings can be found in Note 12 of the consolidated financial statements for the Bank for the period ended 30 June 2019 .

1.4	Location and Verification

Pursuant to BCBS guidance issued in January 20151, these disclosures have been published following Board approval.

The disclosures are not subject to external audit except where they are equivalent to those prepared under the accounting requirements for the inclusion in the Bank’s Audited Annual Report and Financial Statements.

These disclosures have been published on the Group’s corporate website (http://investors.butterfieldgroup.com/pillar-3-disclosures).

1 https://www.bis.org/bcbs/publ/d309.pdf

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

2.    Risk Management Objectives and Policies

2.1    Risk Governance

The principal types of risk inherent in our business are market, liquidity, credit and operational risks.

The Board has overall responsibility for determining the strategy for risk management, setting the Bank’s risk appetite and ensuring that risk is monitored and controlled effectively. It accomplishes its mandate through the activities of two dedicated committees:

The Risk Policy and Compliance Committee: This committee of the Board assists the Board in fulfilling its responsibilities by overseeing the Group’s risk profile and its performance against approved risk appetites and tolerance thresholds. Specifically, the committee considers the sufficiency of the Group’s policies, procedures and limits related to the identification, measurement, monitoring and control of activities that give rise to credit, market, liquidity, interest rate, operational, regulatory, compliance and reputational risks, as well as overseeing its compliance with laws, regulations and codes of conduct.

The Audit Committee: This committee reviews the overall adequacy and effectiveness of the Group’s system of internal controls and the control environment, including in respect of the risk management process. It reviews recommendations arising from internal and independent audit review activities and management’s response to any findings raised.

Both the RPC and Audit Committees are supported in the execution of their respective mandates by the dedicated Audit, Compliance & Risk Policy Committees for our UK, Guernsey, Jersey, Cayman Islands and the Bahamas operations, which oversee the sufficiency of local risk management policies and procedures and the effectiveness of the system of internal controls that are in place. These committees are chaired by non-executive directors drawn from the board of directors for each segment.

The Group executive management team is led by the Chairman and CEO and includes the members of executive management reporting directly to the Chairman and CEO. The executive management team is responsible for setting business strategy and for monitoring, evaluating and managing risks across the Group. It is supported by the following management committees:

The Group Risk Committee: This committee comprises executive and senior management and is chaired by the Chief Risk Officer. It provides a forum for the strategic assessment of risks assumed across the Group as a whole based on an integrated view of credit, market, liquidity, legal and regulatory compliance, operational, cyber, insurance, pension, investment, capital and reputational risks, ensuring that these exposures are consistent with the risk appetites and tolerance thresholds promulgated by the Board. It is responsible for reviewing, evaluating and recommending the Group’s Risk Appetite Framework, the results of the CARP, the recovery and resolution planning process (including all associated stress testing performed) and the Group’s key risk policies to the Board for approval, for reviewing and evaluating current and proposed business strategies in the context of our risk appetites and for identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

The Group Asset and Liability Committee: This committee comprises executive and senior management team members and is chaired by the Chief Financial Officer. The committee is responsible for liquidity, interest rate and exchange rate risk management and other balance sheet issues. It also oversees key policies and the execution of the Group’s investment and capital management strategies and monitors the associated risks assumed. It is supported in the execution of its mandate by the work undertaken by the dedicated Asset & Liability Committees in each of the Bank’s jurisdictional business units.

The Group Credit Committee: This committee comprises executive and senior management team members and is chaired by the Chief Risk Officer. The committee is responsible for a broad range of activities relating to the monitoring, evaluation and management of credit risks assumed across the Group at both transaction and portfolio levels. It is supported in the execution of its mandate by the FIC, a dedicated sub-committee that is responsible for the evaluation and approval of recommended inter-bank and counterparty exposures assumed in the Group’s treasury and investment portfolios, and by the activities of the segment Credit Committee, which reviews and approves transactions within delegated authorities and recommends specific transactions outside of these limits to the GCC for approval.

The Provisions and Impairments Committee: This committee comprises executive and senior management team members and is chaired by the Chief Risk Officer. The committee is responsible for approving significant provisions and other impairment charges. It also oversees the overall credit risk profile of the Group in regards to non-accrual loans and assets. It is supported in the execution of its mandate by local credit committees and the GCC, which make recommendations to this committee.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

2.2    Risk Management

The Group manages its exposure to risk through the three “lines of defence” model.

The first “line of defence” is provided by our jurisdictional business units, which retain ultimate responsibility for the risks they assume and for bearing the cost of risk associated with these exposures.

The second “line of defence” is provided by the Risk Management group, which works in collaboration with our business units to identify, assess, mitigate and monitor the risks associated with our business activities and strategies. It does this by:

•	Making recommendations to the GRC regarding the constitution of the Risk Appetite Framework;

•	Setting risk strategies that are designed to manage risk exposures assumed in the course of pursuing our business strategies and aligning them with agreed appetites;

•	Establishing and communicating policies, procedures and limits to control risks in alignment with these risk strategies;

•	Measuring, monitoring and reporting on risk levels;

•	Opining on specific transactions that fall outside delegated risk limits; and

•	Identifying and assessing emerging risks.

The four functions within the Risk Management group that support our risk management activities are outlined below.

Group Market Risk - This unit provides independent oversight of the measurement, monitoring and control of liquidity and funding risks, interest rate and foreign exchange risks as well as the market risks associated with the Group’s investment portfolios. It also monitors compliance with both regulatory requirements and the Group’s internal policies and procedures relating to the management of these risks.

Group Credit Risk Management - This unit is responsible for the adjudication and oversight of credit risks associated with our retail and commercial lending activities and the management of risks associated with our investment portfolios and counterparty exposures. It also establishes the parameters and delegated limits within which credit risks may be assumed and promulgates guidelines on how exposures should be managed and monitored.

Group Compliance - This unit provides independent analysis and assurance of the Group’s compliance with applicable laws, regulations, codes of conduct and recommended best practices, including those associated with the prevention of financial crime, including money laundering and terrorist financing. It is also responsible for assessing the Group’s potential exposure to upstream risks and for providing guidance on the preparations that should be made in advance of these changes coming into effect. The Group Head of Compliance reports directly to the CEO.

Group Operational Risk - This unit assesses the effectiveness of the Group’s procedures and internal controls in managing its exposure to various forms of operational risk, including those associated with new business activities and processes and the deployment of new technologies. It also oversees the Group’s incident management processes and reviews the effectiveness of its loss data collection activities.

The third “line of defence” is provided by our Group Internal Audit function, which performs oversight and ongoing review, and challenges the effectiveness of the internal controls that are executed by both the business and Risk Management. The Group Head of Internal Audit reports to the Chair of the Audit Committee.

Further details on the risk management framework can be found in the Bank's Risk Management section of the 31 December 2018 Annual Report.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

3.    Prudential Metrics

The table below provides an overview of the Bank’s prudential regulatory metrics for the last 5 quarters.

Table 1: Key Metrics (KM1)

	(in millions of $)	30 Jun 2019	31 Mar 2019	31 Dec 2018	30 Sep 2018	30 Jun 2018
	Available capital (amounts)
1	CET1	849.6	838.5	846.0	847.4	812.9
2	Tier 1	849.6	838.5	846.0	847.4	812.9
3	Total capital	961.2	955.5	967.6	976.5	949.1
	Risk-weighted assets (amounts)
4	Total RWA	4,233.3	4,341.5	4,321.4	4,194.6	4,256.4
	Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	20.1%	19.3%	19.6%	20.2%	19.1%
6	Tier 1 ratio (%)	20.1%	19.3%	19.6%	20.2%	19.1%
7	Total capital ratio (%)	22.7%	22.0%	22.4%	23.3%	22.3%
	Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5%	2.5%	1.9%	1.9%	1.9%
9	Countercyclical buffer requirement (%)	—%	—%	—%	—%	—%
10	Bank D-SIB additional requirements (%)	3.0%	3.0%	3.0%	3.0%	3.0%
11	Total of bank CET1 specific buffer requirements (%) (row 8 + row 9+ row 10)	5.5%	5.5%	4.9%	4.9%	4.9%
12	CET1 available after meeting the bank's minimum capital requirements (%)	10.1%	9.3%	10.2%	10.8%	9.7%
	Basel III Leverage Ratio
13	Total Basel III leverage ratio measure	11,576.0	12,004.2	11,139.7	10,834.1	11,329.4
14	Basel III leverage ratio (%) (row 2/row 13)	7.3%	7.0%	7.6%	7.8%	7.2%
	Liquidity Coverage Ratio
15	Total HQLA	4,520.9	4,581.8	3,894.8	3,928.7	4,584.6
16	Total net cash outflow	3,428.5	3,719.1	3,152.2	3,576.2	3,980.1
17	LCR ratio (%)[2]	132%	123%	124%	110%	115%
	Net Stable Funding Ratio
18	Total available stable funding	4,730.3	4,637.4	4,446.9	4,457.2	4,489.6
19	Total required stable funding	4,091.9	4,196.5	4,130.7	4,115.3	4,099.3
20	NSFR ratio (%)[2]	116%	111%	110%	108%	110%

Total capital continues to increase as a result of earnings accretion, partially offset by dividends paid to ordinary shareholders and shares repurchased under the Bank’s share repurchase program, and Q2 2018 reflects the successful issuance of $75m Tier 2-eligible subordinated notes in May 2018, replacing maturities.

2 The LCR and NSFR ratios are shown as the actuals at the end of the relevant quarter. LCR and NSFR ratios shown in tables LIQ1 and LIQ2 under section 6 are shown as the simple averages of the 6 monthly and 2 quarterly observations respectively.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

4.    Capital Adequacy

4.1    Capital Management

One of management’s primary objectives is to maintain the confidence of our clients, bank regulators and shareholders. A strong capital position helps the Bank to take advantage of profitable investment opportunities and withstand unforeseen adverse developments.

The Bank manages its capital both on a total Group basis and, where appropriate, on a legal entity basis. The Group Finance division has the responsibility for measuring, monitoring and reporting capital levels within guidelines and risk appetite limits. The management of capital will also involve jurisdictional management to ensure compliance with local regulation. In establishing the guidelines and limits for capital, a variety of factors are taken into consideration, including the overall risk of the business in stressed scenarios, regulatory requirements, capital levels relative to our peers, and the impact on our credit ratings.

4.2     Regulatory Capital Framework

The current capital regulatory framework is based on three pillars:

•	Pillar I: Sets the minimum capital requirements for credit, market and operational risk. Information is presented in Table 4 below.

•
Pillar II: Under the Basel framework as implemented by the BMA, the Bank undertakes a CARP process, which is an internal assessment of all material risks to determine our capital needs. This internal assessment takes account of the minimum capital requirement and other risks not covered by the minimum capital requirement (Pillar 2). Where capital is deemed as not being able to mitigate a particular risk, alternative management actions are identified and described within the CARP. The CARP is presented to the RPC before being presented to the Board for challenge and approval and then submission to the BMA. The CARP process is performed annually or more frequently should the need arise.

A SAP is then undertaken annually by the BMA, which is designed to assess the Bank’s risk profile as documented in the CARP. This assessment is used to determine and set the Individual Capital Guidance which is the minimum level of capital the Group will be required to hold until the next SAP review is conducted.

•	Pillar III: Aims to promote market discipline through regulatory disclosure requirements.

4.3     Capital Structure

CET1 capital is comprised of common share capital, the share premium account, retained earnings and other reserves. It may also include interim retained profits that have been verified by external auditors, but losses must be taken into account, whether audited or not. Regulatory adjustments to CET1 capital include: unrealised gains and losses on available-for-sale investments3, goodwill and intangible assets, the Bank’s defined benefit pension obligations and deferred tax. For accounting purposes, acquired customer relationships are capitalised as intangible assets where they meet certain criteria and amortised over a period not exceeding 15 years.

Tier 1 capital is comprised entirely of CET1 capital. In December 2016, the Bank redeemed and cancelled all of its issued and outstanding preference share capital which constituted AT1 capital.

Tier 2 capital is comprised of subordinated notes4 and the general allowance for credit losses.

3 One-time, irrevocable election allowed by the BMA
4 Subordinated notes issued pre-2018 are subject to Basel III phase-out rules for capital instruments at 10% per annum commencing 1 January 2013.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

The tables below show the composition of capital as well as the reconciliation between accounting capital and regulatory capital:

Table 2: Composition of regulatory capital (CC1)

	(in millions of $)	Amounts	Source based on reference numbers/letters of the balance sheet under the regulatory scope of consolidation
Common Equity Tier 1 capital: instruments and reserves
1	Directly issued qualifying common share capital plus related stock surplus	1,080.6	(c)
2	Retained earnings	(48.9)	(d)
3	Accumulated other comprehensive income (and other reserves)	(103.1)	(e)
6	Common Equity Tier 1 capital before regulatory deductions	928.7
Common Equity Tier 1 capital regulatory adjustments
8	Goodwill (net of related tax liability)	(23.9)	(a)
9	Other intangibles other than mortgage servicing rights (net of related tax liability)	(48.2)	(b)
15	Defined benefit pension fund net assets	(6.5)
26	National specific regulatory adjustments	(0.4)	(e)
28	Total regulatory adjustments to Common Equity Tier 1	(79.1)
29	Common Equity Tier 1 capital (CET1)	849.6
44	Additional Tier 1 capital (AT1)	—
45	Tier 1 capital (T1= CET1 + AT1)	849.6
Tier 2 capital: instruments and provisions
46	Directly issued qualifying Tier 2 instruments plus related stock surplus	75.0
47	Directly issued capital instruments subject to phase-out from Tier 2	29.3
50	Provisions	7.3
58	Tier 2 capital (T2)	111.7
59	Total regulatory capital (TC = T1 + T2)	961.2
60	Total risk-weighted assets	4,233.3
Capital ratios and buffers
61	Common Equity Tier 1 (as a percentage of risk-weighted assets)	20.1%
62	Tier 1 (as a percentage of risk-weighted assets)	20.1%
63	Total capital (as a percentage of risk-weighted assets)	22.7%
64	Institution specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)	5.5%
65	Of which: capital conservation buffer requirement	2.5%
66	Of which: bank-specific countercyclical buffer requirement	0.0%
67	Of which: higher loss absorbency requirement	3.0%
68	Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank's minimum capital requirement.	426.2
Applicable caps on the inclusion of provisions in Tier 2
76	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardised approach (prior to application of cap)	7.3
77	Cap on inclusion of provisions in Tier 2 under standardised approach	52.9
* The references (a) - (e) above refer to the balance sheet components in Table 3 utilised in the calculation of regulatory capital

CET 1 capital increased primarily due to the earnings on the year, offset by cash dividends declared as well the repurchase of treasury common shares under the buyback program. RWAs remained fairly static during the first half of 2019.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Table 3: Reconciliation of regulatory capital to balance sheet (CC2)

(in millions of $)	Balance sheet as at 30 June 2019	Under regulatory scope of consolidation as at 30 June 2019	Reference
Assets
Cash due from banks	2,011.0	2,011.0
Securities purchased under agreement to resell	166.3	166.3
Short-term investments	163.3	163.3
Investment in securities	4,524.3	4,524.3
Loans, net of allowance for credit losses	3,999.7	4,005.2
Premises, equipment and computer software	154.9	154.9
Accrued interest	30.0	30.0
Goodwill	23.9	—	(a)
Intangible assets	48.2	—	(b)
Equity method investments	14.3	14.3
Other real estate owned	4.7	4.7
Other assets	88.4	78.7
Total Assets	11,229.0	11,152.6
Liabilities
Customer deposits	9,817.5	9,817.5
Bank deposits	34.7	34.7
Employee benefit plans	117.4	117.4
Accrued interest	7.2	7.2
Other liabilities	180.0	103.6
Long-term debt	143.4	143.4
Total liabilities	10,300.3	10,223.9
Shareholders' equity
Paid-in share capital	1,140.9	1,140.9
Of which: amount eligible for CET1	1,140.9	1,140.9	(c)
Accumulated deficit	(48.9)	(48.9)	(d)
Treasury common shares	(60.3)	(60.3)	(c)
Accumulated other comprehensive loss	(103.1)	(103.1)	(e)
Total shareholders' equity	928.7	928.7
Total liabilities and shareholders' equity	11,229.0	11,152.6

* The references (a) - (e) above refer to the balance sheet components utilised in the calculation of regulatory capital in Table 2

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

4.4    Linkages Between Financial Statements and Regulatory Exposures5

Table 4: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories (LI1)

	a	b	c	d	e	f	g
(in millions of $)	Balance sheet as at 31 December 2018	Under regulatory scope of consolidation as at 31 December 2018	Carrying value of items:
			Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets
Cash due from banks	2,053.9	2,053.9	2,053.9	—	—	—	—
Securities purchased under agreement to resell	27.3	27.3	27.3	—	—	—	—
Short-term investments	52.3	52.3	52.3	—	—	—	—
Investment in securities	4,255.4	4,255.4	4,255.4	—	—	—	—
Loans, net of allowance for credit losses	4,043.9	4,052.1	4,052.1	—	—	—	(8.2)
Premises, equipment and computer software	158.1	158.1	158.1	—	—	—	—
Accrued interest	20.9	20.9	20.9	—	—	—	—
Goodwill	24.0	—	—	—	—	—	24.0
Intangible assets	50.8	—	—	—	—	—	50.8
Equity method investments	14.7	14.7	14.7	—	—	—	—
Other real estate owned	5.3	5.3	5.3	—	—	—	—
Other assets	66.7	55.7	55.7	—	—	—	11.0
Total assets	10,773.2	10,695.7	10,695.7	—	—	—	77.5
Liabilities
Customer deposits	9,418.4	9,418.4	—	—	—	—	9,418.4
Bank deposits	33.8	33.8	—	—	—	—	33.8
Employee benefit plans	117.2	117.2	—	—	—	—	117.2
Accrued interest	5.1	5.1	—	—	—	—	5.1
Other liabilities	173.0	95.5	—	—	—	—	95.5
Long-term debt	143.3	143.3	—	—	—	—	143.3
Total liabilities	9,890.8	9,813.3	—	—	—	—	9,813.3

5 Updated on an annual basis only.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Table 5: Main sources of differences between regulatory exposure amounts and carrying values in financial statements (LI2)

		a	b	c	d	e
	(in millions of $)	Total	Items subject to:
			Credit risk framework	Securitisation framework	Counterparty credit risk framework	Market risk framework
1	Asset carrying value amount under scope of regulatory consolidation (as per template LI1)	10,695.7	10,695.7	—	—	—
2	Liabilities carrying value amount under regulatory scope of consolidation (as per template LI1)	—	—	—	—	—
3	Total net amount under regulatory scope of consolidation	10,695.7	10,695.7	—	—	—
4	Off-balance sheet amounts	875.1	875.1	—	—	—
5	Differences in valuations	—	—	—	—	—
6	Differences due to different netting rules, other than those already included in row 2	—	—	—	—	—
7	Differences due to consideration of provisions	—	—	—	—	—
8	Differences due to prudential filters	—	—	—	—	—
9	Exposure amounts considered for regulatory purposes	11,570.8	11,570.8	—	—	—

4.5    Minimum Capital Requirement: Pillar 1

As at 30 June 2019, the CET1, Tier 1 and Total capital ratios of the Group were 20.1%, 20.1% and 22.7% respectively.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

The following table provides a general overview of RWAs by type of risk with additional disclosures pertaining thereto in the following sections:

Table 6: Overview of RWA (OV1)

		a	b	c
		RWA		Minimum capital requirements
	(in millions of $)	30 Jun 2019	31 Mar 2019	30 Jun 2019
1	Credit risk (excluding counterparty credit risk) (CCR)	3,038.7	3,136.9	243.1
2	Of which standardised approach (SA)	3,038.7	3,136.9	243.1
3	Of which internal rating-based (IRB) approach	—	—	—
4	Counterparty credit risk	—	—	—
5	Of which standardised approach for counterparty credit risk (SA-CCR)	—	—	—
6	Of which internal model method (IMM)	—	—	—
11	Settlement risk	—	—	—
12	Securitisation exposures in banking book	424.2	434.7	33.9
13	Of which IRB ratings-based approach (RBA)	—	—	—
14	Of which IRB Supervisory Formula Approach (SFA)	—	—	—
15	Of which SA/simplified supervisory formula approach (SSFA)	424.2	434.7	33.9
16	Market risk	—	—	—
17	Of which standardised approach (SA)	—	—	—
18	Of which internal model approaches (IMM)	—	—	—
19	Operational risk	768.2	768.2	61.5
20	Of which Basic Indicator Approach	—	—	—
21	Of which Standardised Approach	768.2	768.2	61.5
22	Of which Advanced Measurement Approach	—	—	—
23	Amounts below the thresholds for deduction (subject to 250% risk weight)	2.3	1.7	0.2
24	Floor adjustment	—	—	—
25	Total (1+4+7+8+9+10+11+12+16+19+23+24)	4,233.3	4,341.5	338.7

The decrease in RWAs was driven primarily by lower interbank placements as a result of a decrease in deposit funding.

4.6    Leverage Ratio

The Basel III framework introduced the leverage ratio as a simple, non-risk based measure to restrict the build-up of leverage in the banking sector.

As at 30 June 2019, the leverage ratio for the Group was 7.3%, in excess of the 5% regulatory minimum set by the BMA.

The tables below provide a reconciliation of the accounting assets and the leverage ratios denominator, the exposure measure, and the data is presented as the actuals at the end of the two quarters in the first half of 2019:

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Table 7: Summary comparison of accounting assets vs leverage ratio exposure measure (LR1)

	(in millions of $)	30 Jun 2019	31 Mar 2019
1	Total consolidated assets as per published financial statements	11,229.0	11,643.1
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	—	—
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(64.8)	(65.0)
4	Adjustments for derivative financial instruments	35.5	61.4
5	Adjustment for securities financing transactions (ie repos and similar secured lending)	—	—
6	Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures)	376.3	364.7
7	Other adjustments	—	—
8	Leverage ratio exposure	11,576.0	12,004.2

Table 8: Leverage ratio common disclosure template (LR2)

	(in millions of $)	30 Jun 2019	31 Mar 2019
On-balance sheet exposures
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	11,229.0	11,643.1
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(64.8)	(65.0)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	11,164.1	11,578.1
Derivative exposures
4	Replacement cost associated with all derivatives transactions (ie net of eligible cash variation margin)	4.3	14.9
5	Add-on amounts for PFE associated with all derivatives transactions	21.1	29.0
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	—	—
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	—	—
8	(Exempted CCP leg of client-cleared trade exposures)	—	—
9	Adjusted effective notional amount of written credit derivatives	10.1	17.6
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	—	—
11	Total derivative exposures (sum of lines 4 to 10)	35.5	61.4
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	—	—
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	—	—
14	CCR exposure for SFT assets	—	—
15	Agent transaction exposures	—	—
16	Total securities financing transaction exposures (sum of lines 12 to 15)	—	—
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	815.2	815.1
18	(Adjustments for conversion to credit equivalent amounts)	(438.8)	(450.4)
19	Off-balance sheet items (sum of lines 17 and 18)	376.3	364.7
Capital and total exposures
20	Tier 1 capital	849.6	838.5
21	Total exposures (sum of lines 3, 11, 16 and 19)	11,576.0	12,004.2
Leverage ratio
22	Basel III leverage ratio	7.3%	7.0%

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

The increase in the leverage ratio quarter over quarter is due to an decrease in the size of the balance sheet which is driven by depositor funding.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

5.    Credit Risk Measurement, Mitigation and Reporting

5.1	Credit Risk Overview

Credit risk is inherent in our various lending and business activities. It is defined as the risk that unexpected losses arise as a result of the Bank’s borrowers or market counterparties failing to meet their obligations to repay. We focus our lending efforts on clients who are looking to establish a full range of financial services with us.

Credit risk is managed through the GCRM department. GCRM provides a system of checks and balances for our diverse credit-related activities by establishing and monitoring all credit-related policies and practices throughout the Group and assuring their uniform application. These activities are designed to diversify credit exposure on an industry and client basis, thus lessening overall credit risk. These credit management activities also apply to our use of derivative financial instruments, including foreign exchange contracts and interest rate risk management instruments, which are primarily used to facilitate client transactions. We also use derivatives in the asset and liability management of positions to minimise significant unplanned fluctuations in earnings that are caused by interest rate volatility. Our derivative contracts principally involve over-the-counter transactions that are privately negotiated between the Bank and the counterparty to the contract. Derivative instruments that are used as part of our interest rate risk management strategy include interest rate swaps. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date.

Individual credit authority for commercial and other loans is limited to specified amounts and maturities. Credit decisions involving commitment exposure in excess of the specified individual limits are submitted to GCRM and then to the GCC, which provides a forum for ongoing executive review of loan activity, establishing our credit guidelines and policies and approving selected credit transactions in accordance with our business objectives. The committee reviews large credit exposures, establishes and reviews credit strategy and policy and approves selected credit transactions. The FIC manages counterparty risk in respect of (third party) bank counterparties which do not have commercial credit relationships within the Group and also approves country exposure limits.

As part of our ongoing credit granting process, internal ratings are assigned to commercial clients before credit is extended, based on an assessment of creditworthiness. At least annually, a review of all significant credit exposures is undertaken to identify, at an early stage, clients who might be facing financial difficulties. Internal BRRs are also reviewed during this process. They range from “1” for the strongest credits to “8” for the weakest credits. Above average risk loans receive special attention by both lending officers and GCRM. This approach allows management to take remedial action in an effort to deal with potential problems. The BRR reflects the overall credit risk to the Bank of the specific borrower. Individual BRRs are reviewed at least annually, allowing identification of adverse individual borrower and sector trends.

An integral part of the GCRM function is to formally review past due and potential problem loans to determine which credits, if any, need to be placed on non-accrual status or charged off. The allowance for loan losses is reviewed monthly to determine the amount necessary to maintain an adequate provision for credit losses.

Another way credit risk is managed is by requiring collateral. Management’s assessment of the borrower’s creditworthiness determines whether collateral is obtained. The amount and type of collateral held varies but may include deposits held in financial institutions, mutual funds, U.S. Treasury securities, other marketable securities, income-producing commercial properties, accounts receivable, residential real estate, property, plant and equipment, and inventory. Values of variable collateral are monitored on a regular basis to ensure that they are maintained at an appropriate level.

5.2	Credit Risk - Retail and Private Banking

Retail and Private lending activity is split between residential mortgages, personal loans, credit cards and authorised overdrafts. Retail credit risks are managed in accordance with limits and processes set out in the Credit Risk Policies and Guidelines approved by GCC and GRC (and ratified by the Board). The policies set out where specialist underwriting may be needed.

For residential mortgages, a combination of lending policy criteria, lending guidelines and underwriting are used to make a decision on applications for credit. The primary factors considered are affordability, residential status, residential history, credit history, employment history, nature of income and LTV of the residential property. In addition, confirmation of a borrower’s identity is obtained and an assessment of the value of the collateral carried out prior to granting a credit facility. When considering applications the primary focus is placed on the willingness and ability to repay.

For other retail lending products, similar lending policy criteria are used, and each of these products has its own policy and underwriting guidelines to enable decisions on applications for credit and to manage accounts. The factors used are attuned to the lending product in question, although affordability and credit history are considered in all cases. Ongoing monitoring of all retail and private banking credit is undertaken by the business

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019 unit concerned as well as by GCRM. In addition, the GCC reviews reports on a weekly basis. In the event that particular exposures show adverse features such as arrears, specialist recovery teams will work with borrowers to resolve the situation.

5.3	Credit Risk - Commercial Banking

Commercial credit risks are managed in accordance with limits and asset quality measures set out in the Credit Risk Policies and Guidelines approved by GCC (and ratified by the Board).

In respect of Commercial Banking, there is a level of delegated sanctioning authority to underwrite certain credit risks based upon an evaluation of the borrower’s experience, track record, financial strength, ability to repay, transaction structure and security characteristics. Lending decisions for large or high risk exposures are based upon a thorough credit risk analysis and the assignment of a BRR and are subject to further approval by the assigned officers in GCRM or the GCC.

Consideration is also given to risk mitigation measures which will provide the Bank with protection, such as third-party guarantees, supporting collateral and security, legal documentation and financial covenants. Commercial portfolio asset quality monitoring is based upon a number of measures, including the monitoring of financial covenants, cash flows, pricing movements and variable collateral. In the event that particular exposures begin to show adverse features such as payment arrears, covenant breaches or business trading losses, a full risk reassessment is undertaken. Where appropriate, a specialist recovery team will work with the borrower to resolve the situation. If this proves unsuccessful, the case will be subject to intensive monitoring and management procedures designed to maximise debt recovery.

5.4	Credit Risk - Treasury

Treasury credit risks are managed in accordance with limits, asset quality measures and criteria set out within the policy approved by the GCC and ratified by the Board. The policy also sets out powers which require higher levels of authorisation according to the size of the transaction or the nature of the associated risk. The FIC identifies, assesses, prioritises and manages our risks associated with counterparty exposure to other financial institutions, as well as country-specific exposures.

Exposures to financial institutions arise within the Bank’s investment portfolio and treasury operations. The Bank has treasury operations in all of its banking locations. Treasury exposures primarily take the form of deposits with banks and foreign exchange positions. Exposures to financial institutions in the investment portfolio can take the form of bonds, floating rate notes and or certificates of deposit.

Diversification and avoidance of concentration is emphasised. The Bank establishes limits for countries and each financial institution where there is an expected exposure. Ongoing asset quality monitoring is undertaken by Treasury and GCRM. Reports are sent to the FIC, GCC and the GRC on a monthly basis. Exception reporting takes place against a range of asset quality triggers. Treasury uses a number of risk mitigation techniques including netting and collateralisation agreements. Other methods (such as margining and derivatives) are used periodically to mitigate the risk associated with particular transactions or group of transactions.

For its exposure to treasury credit risk, the Bank uses S&P, Fitch and Moody’s as ECAIs as permitted under Basel II for Sovereign, Financial Institutions, Asset-backed Securities, Covered Bonds and Corporate risks. With regard to Financial Institutions and Corporates, the Bank’s preference for a long-term rating is the senior unsecured rating. However, counterparty ratings and/or short-term deposit or commercial paper ratings are used if this is unavailable. For Asset-backed Securities, the issue or tranche rating is used.

5.5    Exposures

The following tables analyse the Bank’s regulatory credit risk exposures as at 30 June 2019. Exposures are allocated to specific standardised exposure portfolios determined by the BMA’s Revised Framework for Regulatory Capital Assessment and it is these portfolios that determine the risk weights used. These exposures include both on and off-balance sheet exposures, with the latter shown separately after Credit Conversion Factors have been applied.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Table 9: Credit Quality of Assets (CR1)

		a	b	c	d
		Gross carrying values of		Allowances / Impairments	Net values (a + b - c)
	(in millions of $)	Defaulted exposures	Non-defaulted exposures
1	Loans	55.9	3,967.9	24.1	3,999.7
2	Debt securities	—	242.2	—	242.2
3	Off-balance sheet exposures	—	678.0	—	678.0
4	Total	55.9	4,888.1	24.1	4,919.9

Defaulted exposures noted above are those for which the accrual of interest has been discontinued.

Table 10: Analysis of Exposures

		Average Exposure	Position at
	(in millions of $)	2019	30-Jun-2019
1	Cash	41.4	45.2
2	Claims on Sovereigns	519.8	360.9
3	Claims on Public Sector Entities	105.6	108.0
4	Claims on Corporates	624.9	684.4
5	Claims on Banks and Securities Firms	1,942.2	1,897.5
6	Securitisations	4,261.2	4,403.9
7	Retail Loans	201.9	189.9
8	Residential Mortgages	2,660.8	2,688.9
9	Commercial Mortgages	479.7	467.0
10	Past Due Loans	46.3	46.9
11	Other Balance Sheet Exposures	253.0	260.1
12	Non-Market Related Off Balance Sheet Credit exposures	373.6	376.3
13	Market Related Off Balance Sheet Credit Exposures	49.4	35.5
14	Total	11,559.9	11,564.5

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Table 11: Geographic Distribution of Exposures

	(in millions of $)	Bermuda	Caribbean	Channel Islands and UK	Other	Total
1	Cash	27.0	18.2	—	—	45.2
2	Claims on Sovereigns	58.9	5.1	296.9	—	360.9
3	Claims on Public Sector Entities	99.4	8.6	—	—	108.0
4	Claims on Corporates	510.4	118.6	55.4	—	684.4
5	Claims on Banks and Securities Firms	716.9	810.3	363.0	7.3	1,897.5
6	Securitisations	2,346.2	1,886.5	171.2	—	4,403.9
7	Retail Loans	100.6	86.5	2.8	—	189.9
8	Residential Mortgages	1,085.8	568.6	1,034.5	—	2,688.9
9	Commercial Mortgages	289.1	166.3	11.6	—	467.0
10	Past Due Loans	42.6	4.3	—	—	46.9
11	Other Balance Sheet Exposures	143.1	62.9	43.8	10.3	260.1
12	Non-Market Related Off Balance Sheet Credit exposures	174.6	153.8	47.9	—	376.3
13	Market Related Off Balance Sheet Credit Exposures	25.0	7.4	3.1	—	35.5
14	Total	5,619.6	3,897.1	2,030.2	17.6	11,564.5

Table 12: Residual Maturity Breakdown of Exposures

	(in millions of $)	Up to 12 months	1-5 years	More than 5 years	No specific maturity	Total
1	Cash	45.2	—	—	—	45.2
2	Claims on Sovereigns	303.7	57.2	—	—	360.9
3	Claims on Public Sector Entities	8.6	29.3	70.1	—	108.0
4	Claims on Corporates	319.7	199.2	165.5	—	684.4
5	Claims on Banks and Securities Firms	1,847.4	50.1	—	—	1,897.5
6	Securitisations	—	11.9	4,392.0	—	4,403.9
7	Retail Loans	116.6	52.0	21.3	—	189.9
8	Residential Mortgages	185.2	901.2	1,602.5	—	2,688.9
9	Commercial Mortgages	12.7	158.2	296.1	—	467.0
10	Past Due Loans	9.3	2.4	35.2	—	46.9
11	Other Balance Sheet Exposures	—	—	—	260.1	260.1
12	Non-Market Related Off Balance Sheet Credit exposures	376.3	—	—	—	376.3
13	Market Related Off Balance Sheet Credit Exposures	35.5	—	—	—	35.5
14	Total	3,260.2	1,461.5	6,582.7	260.1	11,564.5

The above table shows residual maturity of exposures stated on a contractual, rather than an expected basis and does not take into account the cash flows payable or receivable over the life of the exposure.

The table below details the mappings between the main ECAI used by the Bank and the credit quality steps used to determine the risk-weightings applied to rated counterparties. Where no external rating is used in the RWA calculation, the unrated credit quality step applies.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Table 13: ECAI Mapping

Credit quality step	Fitch's assessment	Moody's assessment	S&P assessment
Step 1	AAA to AA-	Aaa to Aa3	AAA to AA-
Step 2	A+ to A-	A1 to A3	A+ to A-
Step 3	BBB+ to BBB-	Baa1 to Baa3	BBB+ to BBB-
Step 4	BB+ to BB-	Ba1 to Ba3	BB+ to BB-
Step 5	B+ to B-	B1 to B3	B+ to B-
Step 6	CCC+ and below	Caa1 and below	CCC+ and below

The tables below detail the standardised portfolio exposure pre- and post-credit risk mitigation by the credit quality steps:

Table 14: Sovereign Exposure Mapping

Credit Quality Step	Risk Weight %	Exposure Value	Exposure Value after CRM
1	—%	334.3	334.3
2	20%	24.0	1.7
3	50%	—	—
4	100%	0.5	0.5
5	100%	—	—
6	150%	2.1	2.1
Total		360.9	338.6

Table 15: Public Sector Entity Exposure Mapping

Credit Quality Step	Risk Weight %	Exposure Value	Exposure Value after CRM
1	20%	—	—
2	50%	99.4	43.7
3	100%	—	—
4	150%	8.6	1.2
Total		108.0	44.8

Table 16: Corporate Exposure Mapping

Credit Quality Step	Risk Weight %	Exposure Value	Exposure Value after CRM
1	20%	166.4	0.1
2	50%	—	—
3	100%	488.3	407.1
4	150%	29.7	29.7
Total		684.4	436.9

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Table 17: Banks and Securities Firms Exposure Mapping

Credit Quality Step	Risk Weight %	Exposure Value	Exposure Value after CRM
1	20%	1,675.9	1,675.9
2	50% / 20%	65.2	65.2
3	50% / 20%	9.6	9.6
4	100% / 50%	146.9	146.9
Total		1,897.5	1,897.5

5.6    Impairment Provisions

Impairment of Financial Assets

The Bank assesses at each balance sheet date whether, as a result of one or more events that occurred after initial recognition, there is objective evidence that a financial asset or group of financial assets are impaired. Evidence of impairment may include indications that the borrower or group of borrowers are experiencing significant financial difficulty, default or delinquency in interest or principal payments or the debt being restructured to reduce the burden on the borrower.

The Bank first assesses whether objective evidence of impairment exists either individually for assets that are separately significant or collectively for assets that are not separately significant. If there is no objective evidence of impairment for an individually assessed asset it is included in a group of assets with similar risk characteristics and collectively assessed for impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the carrying amount of the asset(s) and the present value of expected future cash flows, discounted at the asset’s original effective interest rate, except when the sole (remaining) source of repayment for the loan is the operation or liquidation of the collateral. In these cases the current fair value of the collateral, less selling costs is used instead of discounted cash flows. The resultant allowances are deducted from the appropriate asset values in the balance sheet.

If there is objective evidence of impairment for financial assets classified as available-for-sale, the amount of impairment relating to credit losses is recognised in net income and the decrease in fair value relating to factors other than credit losses are recognised in other comprehensive income (loss).

The methodology and assumptions used for expected future cash flows are reviewed regularly by the Bank to reduce any difference between loss estimates and actual experience.

Past Due, Non-accrual, TDR and Impaired Loans

Detailed information regarding the definitions of past due, non-accrual, TDRs and impaired loans can be found in Note 2 (I. Loans) of the Bank’s Annual Report for the year ended 31 December 2018. The definitions for past due, non-accrual, TDRs and impaired loans are the same for both accounting and regulatory purposes.

The following table shows the past due loans and allowances for impaired exposures and charges to the consolidated statement of operations for the period ended 30 June 2019. The amounts shown as delinquent represent the full amount of the loan outstanding, not just the amount that is delinquent:

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Table 18: Loan Exposures

	(in millions of $)	Commercial Loans	Commercial Real Estate Loans	Consumer Loans	Residential Mortgage Loans	Total
1	Neither past due nor impaired	569.6	533.8	171.0	2,591.2	3,865.6
2	Impaired but not delinquent	1.0	3.0	0.2	65.4	69.6
3	Delinquent:	11.3	6.5	2.9	67.9	88.6
4	30 to 59 Days	0.2	3.2	0.9	20.8	25.1
5	60 to 89 Days	—	—	0.8	7.8	8.6
6	Over 90 Days	11.1	3.3	1.2	39.3	54.9
7	Total Exposures (1+2+3)	581.9	543.3	174.1	2,724.5	4,023.8
8	Allowances for credit losses	(6.4)	(3.7)	(0.9)	(13.1)	(24.1)
9	Net Exposures (7+8)	575.6	539.6	173.2	2,711.4	3,999.7
10	Provision taken (released) during the period	(0.5)	(0.4)	0.4	(0.5)	(1.0)

Table 19: Change in stock of defaulted loans and debt securities (CR2)

	(in millions of $)	Total
1	Defaulted loans and debt securities at end of the previous reporting period	48.7
2	Loans and debt securities that have defaulted since the last reporting period	11.1
3	Returned to non-defaulted status	0.8
4	Amounts written off	0.1
5	Other changes	(3.0)
6	Defaulted loans and debt securities at end of the reporting period (1+2-3-4±5)	55.9

There were no significant movements during the first half of 2019 and further details of the Bank’s past due, non-accrual, TDR and impaired loans can be found in Note 6 of the Bank’s June 2019 consolidated financial statements.

Allowance for Credit Losses

The Bank maintains an allowance for credit losses, which in management’s opinion is adequate to absorb all estimated credit related losses in its lending and off-balance sheet credit-related arrangements at the balance sheet date. The allowance for credit losses consists of specific allowances and a general allowance, each of which is reviewed on a regular basis. The allowance for credit losses is included as a reduction of the related asset category. Allowances for credit losses are reviewed and approved by the Provisions and Impairments Committee.

Specific Allowances

Specific allowances are determined on an exposure by exposure basis and reflect the associated estimated credit loss. The specific allowance for credit loss is computed as the difference between the recorded investment in the loan and present value of expected future cash flows from the loan. The effective rate of return on the loan is used for discounting the cash flows. However, when foreclosure of a collateral-dependent loan is probable, the Bank measures impairment based on the fair value of the collateral. The Bank considers estimated costs to sell, on a discounted basis, in the measurement of impairment if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loan. If the measurement of an impaired loan is less than the recorded investment in the loan, then the Bank recognises impairment by creating a specific allowance with a corresponding charge to provision for credit losses.

General Allowance

The allowance for credit losses attributed to the remaining portfolio is established through a process that estimates the probable loss inherent in the portfolio based upon various analyses. These analyses consider historical default rates and loss severities, internal risk ratings, and geographic, industry, and other environmental factors. Management also considers overall portfolio indicators including trends in internally risk rated exposures, cash-basis loans, historical and forecasted write-offs, and a review of industry, geographic and portfolio concentrations, including

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019 current developments within those segments. In addition, management considers the current business strategy and credit process, including limit setting and compliance, credit approvals, loan underwriting criteria and loan workout procedures.

Each portfolio of smaller balance, homogeneous loans, including consumer instalment, revolving credit, and most other consumer loans, is collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent and incurred in the portfolio, based upon various analyses. Management considers overall portfolio indicators including historical credit losses; delinquent (defined as loans that are more than 30 days past due), non-performing, and classified loans; trends in volumes and terms of loans; an evaluation of overall credit quality; the credit process, including lending policies and procedures; and economic, geographical, product, and other environmental factors.

The following table summarizes the movement in the allowance for credit losses for the period to 30 June 2019:

Table 20: Loan Allowances

	(in millions of $)	Specific Allowance	General Allowance	Total
1	Balance at 31 December 2018	14.9	10.2	25.1
2	Provision taken during the period	2.7	(3.7)	(1.0)
3	Recoveries	—	0.9	0.9
4	Charge-offs	(0.9)	(0.1)	(1.0)
5	Other	—	—	—
6	Balance at 30 June 2019	16.7	7.3	24.1

5.7    Credit Risk Concentrations

Concentration Risk is defined as: any single exposure or group of exposures with the potential to produce losses large enough (relative to the Bank’s capital, total assets or overall risk level) to threaten the Bank’s health or ability to maintain core operations.

The management of concentration risk is addressed in the first instance by the Group’s large exposure policy and related credit guidelines, which require that credit facilities to entities that are affiliated through common ownership or management are aggregated for adjudication and reporting purposes. The policy also defines what constitutes a large exposure and the related reporting requirements. The GCRM function also undertakes monitoring and assessment of our exposure to concentration risk, reporting the results of these analyses to the GCC, the GRC and RPC.

The factors taken into consideration when assessing concentration risk are as follows:

▪	single or linked counterparty;

▪	industry or economic sector (e.g. hospitality, property development, commercial office building investment);

▪	geographic region;

▪	product type;

▪	collateral type;

▪	maturity date (whether of the facility or of interest rate fixes).

5.7.1     Counterparty Concentration is the risk associated with assuming a high level of exposure to a single counterparty, the failure of which could have an adverse impact on the Bank.

Large exposures are reviewed quarterly by the GRC and RPC for the loan portfolio and the treasury / investment portfolios. GCRM and Treasury work closely together on daily treasury positions and exceptions.

All large exposures and concentrations in the portfolio are reviewed and agreed by the FIC on a quarterly basis and are reported to the Board as a part of this process. The review of large exposures considers:

▪	Facility total;

▪	Any link with other facilities;

▪	Total linked facility being within guidelines;

▪	BRR;

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

▪	Security value on the facility;

▪	LTV percentage against minimum security covenants.
5.7.2     Industry Concentration encompasses the scenario that a risk factor inherent within an industry is tied to an entire portfolio of accounts or investments; e.g. a portfolio made up of a large number of small individual loans where all the counterparties are steel producers. Due to the nature of the Group’s client base, industry exposure in this traditional sense is not a relevant risk. It is recognised that our exposure to the property, insurance and fund sectors could be classified as an industry concentration, and our exposure to the property sectors in Bermuda, Guernsey and the UK are more properly addressed through the concentration risk factors described below.
5.7.3     Geographic Concentration of the book is monitored as follows:

▪	Reports are generated which provide details of all the property loan exposure of the Bank. Through this, loans are subdivided into regional exposure.

▪
From this, the percentage breakdown per region of the Bank’s property exposure is analysed and reported to the GRC and RPC. Assessment of the exposure allows the committees to decide whether the Bank should decline further lending in any area in which it is becoming over-weighted.

The geographic distribution of loans by origination is presented in Section 5.5 above.

5.7.4     Product Concentration is defined in the context of credit risk, as an over-weighting in the portfolio to a given product type, making the Bank vulnerable to the impact of a variety of external factors that could either reduce demand for the product itself or lead to an increase in the level of default rates experienced.

Butterfield operates as a full service bank in Bermuda and Cayman and aims to satisfy the requirements of its customers in these communities through the range of products and services it offers. Accordingly, there is no dependence or concentration on a single product in these markets outside of the residential mortgage portfolios which comprise 67.8% of the Group’s loan book; in Bermuda residential mortgage lending makes up 57.1% of the Bermuda loan book, and loans for many purposes (education, business support, family requirements) are made in the form of residential mortgages.
Product category analysis confirms that the total lending portfolio is concentrated in the property market; this has been addressed in stress testing performed.

5.7.5     Collateral Concentration considers whether the Bank’s loan book is secured by a limited number of collateral types. An example of this would be when a large value of loans to a diversified group of borrowers is all secured by shares in the same company or by the shares of various companies within the same industry sector. Any decline in the value of these shares or in the performance of the sector as a whole could have an adverse impact on the Bank’s security position across all affected borrowers.

The most obvious and relevant example of collateral concentration is the Bank’s exposure to real estate property values. Ignoring cash-backed facilities, the largest collateral concentrations within the portfolio are to residential and commercial property. The greatest risk with collateral concentration is that the value of the security could be severely reduced. To simulate this, the Bank’s stress testing process incorporates a scenario in which all real estate collateral is devalued by factors as high as 30%.

5.7.6     Maturity concentration has been classified as the concentration of loans that are either:

▪	Maturing at any similar time, leading to a sudden fall in the value of the portfolio and the income that this generates; or

▪
Have fixed interest rates that are approaching maturity at similar times, potentially impacting the repayment obligations on the borrowers (if rates have subsequently risen) and therefore the risk of default in the affected portfolio.

5.8    Credit Risk Mitigation

The Bank uses a wide range of techniques to reduce credit risk of its lending. The most basic of these is performing an assessment of the ability of a borrower to service the proposed level of borrowing without distress. However, the risk can be further mitigated by obtaining security for the funds advanced.

The following tables reflect the split between the Banks’ secured and unsecured exposures as well the effects of the CRM techniques utilised.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Table 21: CRM Techniques - overview (CR3)

		a	b	c	d	e	f	g
		Exposures unsecured: carrying amount	Exposures secured by collateral	Exposures secured by collateral, of which: secured amount	Exposures secured by financial guarantees	Exposures secured by financial guarantees, of which: secured amount	Exposures secured by credit derivatives	Exposures secured by credit derivatives, of which: secured amount
1	Loans	131.3	3,868.4	3,868.4	—	—	—	—
2	Debt securities	242.2	—	—	—	—	—	—
3	Total	373.5	3,868.4	3,868.4	—	—	—	—
4	Of which defaulted	—	55.9	55.9

The increase in loan exposures is principally as a result of new residential mortgages underwritten in our UK jurisdiction. The decrease in the debt securities is driven by the maturities of short-term treasuries.

Table 22: Standardised Approach - Credit Risk Exposure and CRM Effects (CR4)

		a	b	c	d	e	f
		Exposures before CCF and CRM		Exposures post-CCF and CRM		RWA and RWA Density
		On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA Density
1	Cash	45.2	—	45.2	—	1.0	2.1%
2	Claims on Sovereigns	360.9	—	338.6	—	3.9	1.2%
3	Claims on Public Sector Entities	108.0	—	44.8	—	23.6	52.6%
4	Claims on Corporates	684.4	—	436.9	—	451.8	103.4%
5	Claims on Banks and Securities Firms	1,897.5	—	1,897.5	—	446.5	23.5%
6	Securitisations	4,403.9	—	2,120.8	—	424.2	20.0%
7	Retail Loans	189.9	—	171.9	—	136.7	79.6%
8	Residential Mortgages	2,688.9	—	2,500.9	—	970.8	38.8%
9	Commercial Mortgages	467.0	—	467.0	—	467.0	100.0%
10	Past Due Loans	46.9	—	47.0	—	70.5	150.0%
11	Other Balance Sheet Exposures	260.1	—	260.1	—	260.7	100.2%
12	Non-Market Related Off Balance Sheet Credit exposures	—	815.2	—	376.3	186.0	49.4%
13	Market Related Off Balance Sheet Credit Exposures	—	35.5	—	35.5	20.2	57.0%
14	Total Standardised Approach	11,152.7	850.7	8,330.7	411.8	3,462.9	39.6%

Overall, the RWA density was static in the first half of 2019. The decrease in RWAs was driven primarily by lower interbank placements as a result of a decrease in deposit funding. This can be seen in Table 23 below.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Table 23: Standardised Approach - exposures by asset classes and risk weights (CR5)

		a	b	c	d	e	f	g	h
	Risk Weight Asset Classes	—%	20%	35%	50%	75%	100%	150%	Total credit exposures amount (post CCF and post-CRM)
1	Cash	40.4	4.8	—	—	—	—	—	45.2
2	Claims on Sovereigns	334.3	1.7	—	—	—	0.5	2.1	338.6
3	Claims on Public Sector Entities	—	—	—	43.7	—	—	1.2	44.8
4	Claims on Corporates	—	0.1	—	—	—	407.1	29.7	436.9
5	Claims on Banks and Securities Firms	—	1,685.4	—	205.2	—	6.8	—	1,897.5
6	Securitisations	—	2,120.8	—	—	—	—	—	2,120.8
7	Retail Loans	—	—	—	—	140.6	31.3	—	171.9
8	Residential Mortgages	—	—	2,262.3	—	238.7	—	—	2,500.9
9	Commercial Mortgages	—	—	—	—	—	467.0	—	467.0
10	Past Due Loans	—	—	—	—	—	—	47.0	47.0
11	Other Balance Sheet Exposures	—	—	—	—	—	258.9	1.2	260.1
12	Non-Market Related Off Balance Sheet Credit exposures	70.2	123.0	4.1	36.7	2.9	139.5	—	376.3
13	Market Related Off Balance Sheet Credit Exposures	—	18.2	—	0.9	—	16.3	—	35.5
14	Total Standardised Approach	445.0	3,954.0	2,266.3	286.5	382.2	1,327.5	81.2	8,742.6

Residential mortgages

Residential property is the Bank’s main source of collateral and means of mitigating credit risk inherent in the residential mortgage portfolio. All mortgage lending activities are supported by an appropriate form of valuation using an independent firm of valuers.

All residential property must be insured to cover property risks through a third party.

Commercial

Commercial property is the Bank’s primary source of collateral and means of mitigating credit risk inherent in its commercial portfolios. Collateral for the majority of commercial loans comprises first legal charges over freehold or long leasehold property but the following may also be taken as security:

Life insurance policies	Credit balances	Assignments
Shares	Guarantees	Equitable charges
Debentures	Chattel mortgages	Charges over residential property

For property-based lending, supporting information such as professional valuations are an important tool to help determine the suitability of the property offered as security and, in the case of investment lending, generating the cash to cover interest and principal payments.

All standard documentation is subject to in-house legal review and sign-off in order to ensure that the Bank’s legal documentation is robust and enforceable. Documentation for large advances may be specifically prepared by independent solicitors. Insurance requirements are always fully considered as part of the application process and the Bank ensures that appropriate insurance is taken out to protect the property against an insurable event.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Treasury

Collateral held as security for treasury assets, including investments, is determined by the nature of the instrument. Loans, debt securities, treasury and other eligible bills are generally unsecured with the exception of asset-backed securities and similar instruments, which are secured by pools of financial assets.

The ISDA Master Agreement is the Bank’s preferred method of documenting derivative activity. It is common in such cases for a Credit Support Annex to be executed in conjunction with the ISDA Master Agreement in order to mitigate credit risk on the derivatives portfolio. Valuations are performed, agreed with the relevant counterparties, and collateral is exchanged to bring the credit exposure within agreed tolerances.

The Bank’s legal documentation with its counterparties for derivative transactions grants legal rights of set-off for those transactions. Accordingly, for credit exposure purposes, negative market values on derivatives will offset positive market values on derivatives with the same counterparty in the calculation of credit risk, subject to an absolute exposure by counterparty.

From 1 January 2017, the EAD value to the counterparty is measured under the SA-CCR method (previously the Current Exposure Method). The EAD value is derived by adding the gross positive fair value of the contract (replacement cost) to the contracts potential future credit exposure, which is derived by applying a multiple base on the contracts residual maturity to the notional value of the contract, and applying an alpha of 1.4 to the sum of these components.

The following table shows the exposures to counterparty credit risk for derivative contracts as at 30 June 2019:

Table 24: Analysis of CCR exposure by approach (CCR1)

		a	b	c	d	e	f
		Replacement cost	Potential Future Exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWA
1	SA-CCR (for derivatives) 2	4.3	21.1		1.4	35.5	20.3
2	Internal Model Method (for derivatives and SFTs)			—	—	—	—
3	Simple Approach for credit risk mitigation (for SFTs)					—	—
4	Comprehensive Approach for credit risk mitigation (for SFTs)					—	—
5	VaR for SFTs					—	—
6	Total						20.3

5.9    Securitisations

The Bank has not, to date, securitised assets that it has originated. The Bank’s total exposure to purchased securitisation positions as at 30 June 2019 was $4.4 billion by carrying value, with U.S. government and federal agencies accounting for the majority of this exposure, up from $4.1 billion as at 31 December 2018. This was primarily driven by an increase in retail securitisations. Refer also Table 26 below.

Table 25: Securitisation exposures in the banking book (SEC1)

	(in millions of $)	Carrying Value
1	Retail	4,257.3
2	Of which residential mortgages	4,244.5
3	Of which other retail exposures	12.8
4	Wholesale	134.9
5	Of which commercial mortgages	134.9
6	Total	4,392.2

A combination of ratings published by Fitch, Moody’s and S&P are used to derive the external rating to be used under the standardised approach for securitisation exposures. In line with the BMA’s Revised Framework for Regulatory Capital Assessment, where two credit assessments by

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

ECAIs are available, the less favourable of the two credit assessments is applied. Where more than two credit assessments are available, the two most favourable credit assessments are used and where the two most favourable assessments are different, the less favourable of the two is applied.

The following table shows the aggregate amount of the bank’s purchased securitisations as at 30 June 2019 broken down by risk weighting:

Table 26: Securitisation Exposures in the Banking Book and Associated Capital Requirements - Bank Acting as Investor (SEC4)

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q
		Exposure values (by RW bands)					Exposure values (by regulatory approach)				RWA (by regulatory approach)				Capital charge after cap
		≤ 20% RW	> 20% to 50% RW	> 50% to 100% RW	> 100% to 1250% RW	1250% RW	IRB RBA (incl IAA)	IRB SFA	SA / SSFA	1,250%	IRB RBA (incl IAA)	IRB SFA	SA / SSFA	1,250%	IRB RBA (incl IAA)	IRB SFA	SA / SSFA	1,250%
1	Total exposures	4,403.9	—	—	—	—	—	—	4,403.9	—	—	—	424.2	—	—	—	33.9	—
2	Traditional securitisation	4,403.9	—	—	—	—	—	—	4,403.9	—	—	—	424.2	—	—	—	33.9	—
3	Of which securitisation	4,403.9	—	—	—	—	—	—	4,403.9	—	—	—	424.2	—	—	—	33.9	—
4	Of which retail underlying	4,268.4	—	—	—	—	—	—	4,268.4	—	—	—	397.1	—	—	—	31.8	—
5	Of which wholesale	135.6	—	—	—	—	—	—	135.6	—	—	—	27.1	—	—	—	2.2	—
6	Of which re-securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
7	Of which senior	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
8	Of which non-senior	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
9	Synthetic securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
10	Of which securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
11	Of which retail underlying	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
12	Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
13	Of which re-securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
14	Of which senior	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
15	Of which non-senior	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

6.    Market and Liquidity Risk

6.1    Market Risk Overview

Market risk is the risk of a loss in earnings or decrease in value of the Group’s balance sheet due to adverse movements in market factors such as interest rates, foreign exchange rates, credit spreads and equity prices.

Market risk exposures are generally calculated and monitored independently of each other. All market risks are monitored closely and regularly reported to GALCO by the Group Market Risk function, within the Risk Management group.

6.2    Interest Rate Risk

Interest rate risk is our exposure to movements in interest rates. Such risk is a normal part of banking and exposure to it can be an important source of profitability and shareholder value. However, where risk is excessive, the threat to earnings and capital can be significant. Changes in interest rates affect earnings by changing net income as well as the level of other interest-sensitive income and expenses. Such changes also affect underlying value of assets, liabilities and off balance-sheet instruments, and hence the economic value of the Bank, since the present value of future cash flows changes as interest rates shift. With respect to investments, this risk only arises in the banking book, as the Bank does not run a trading book.

According to the BMA “an institution’s trading book consists of positions in financial instrument and commodities held either with the intention of trading or in order to hedge other elements of the banking book. Positions not assigned to the trading book fall into the banking book.” Further, “each licensed institution must agree a trading book policy statement with the Authority. This includes the case of institutions seeking exemption from the detailed market risk calculation since exemption is dependent on receipt by the Authority of such a statement.” As such, the Bank has submitted a policy statement to the BMA which declares the activities of the Group as non-trading.

The principal objective of our interest rate risk management is to maximise profit potential while minimising exposure to changes in interest rates. Our actions in this regard are taken under the guidance of GALCO. The committee is actively involved in formulating the economic assumptions that we use in our financial planning and budgeting processes and establishes policies which control and monitor the sources, uses and pricing of funds. From time to time, we utilise hedging techniques to reduce interest rate risk. GALCO uses interest income simulation and economic value of equity analysis to measure inherent risk in our balance sheet at specific points in time.

Appetite for interest rate risk is documented in the Bank’s policies on market risk and investments. This includes the completion of stress testing on at least a quarterly basis of the impact of an immediate and sustained shift in interest rates of +/- 200 basis points on Net Interest Income, Economic Value of Equity and the ratio between Tangible Total Equity and Average Tangible Assets.

Key modelling and parametric assumptions used in calculating ∆EVE and ∆NII in the table below include:

▪
The average repricing maturity of deposits is the product of the modelled maturity of deposits and their sensitivity to market rate movements. These models are calibrated based on historical observations, industry benchmarking and expert judgement. The models are also subjected to periodic back-testing and challenge/reaffirmation.

▪	Loan prepayment rates are calibrated from historical observations and expert judgement.

▪
For U.S. Agency Mortgage Backed Securities, which constitute the majority of the Bank’s investment portfolio, we use models developed by an external service provider. The outcomes of these models are periodically challenged using two different industry prepayment models and fitted as necessary.

▪	Commercial margins are included in the calculation of EVE.

▪
The Bank does not perform any aggregation across currencies. Risk metrics are calculated for each balance sheet item at the individual level using yield curves and discount factors applicable to the item's original currency.

▪	Average and longest repricing maturities assigned to non-maturity deposits are 4.5 and 6 years respectively

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Table 27: Quantitative information on IRRBB (IRRBB1)6

		Change in EVE		Change in NII
	(in millions of $)	31 Dec 2018	31 Dec 2017	31 Dec 2018	31 Dec 2017
1	Parallel up	(92.4)	(52.5)	26.4	34.9
2	Parallel down	(150.8)	(132.7)	(59.6)	(41.0)
3	Steepener	(102.1)	(101.8)
4	Flattener	(21.5)	9.7
5	Short rate up	20.0	28.8
6	Short rate down	(35.9)	(19.7)
7	Maximum	150.8	132.7	59.6	41.0
		31 Dec 2018		31 Dec 2017
8	Tier 1 capital	846.0		772.3

The Bank’s balance sheet is structurally asset sensitive i.e. all else being equal, the NII is set to increase as market rates rise. This is an effect of a very sticky deposit base at a low remuneration, with a significant portion in non-interest bearing accounts, combined with a high proportion of floating rate loans and cash equivalents on the balance sheet.

USD rates have increased in 2018, in particular the short-term rates were driven by four 25bps increases in the U.S. Federal Reserve rate. As a result, the Bank's NII increased by 18.4% in 2018 to $343 million.

The Bank’s strategy in 2018 has focused on reducing the balance sheet's asset sensitivity by locking-in higher rates in fixed-rate investments. As a result, the NII sensitivity to a 200bps rate increase stands at 8% of the baseline forecast (versus 11% in the prior year). The magnitude of the impact of the parallel down rate shock has increased over the year as the Bank was able to maintain low deposit costs whilst U.S. market rates increased significantly during the year.

The EVE movements in the parallel up and down shocks are reflective of the above mentioned strategy to increase the asset duration and cost of non-maturity deposits that remained low.

If any of the parameters established by policy are exceeded, GALCO will provide a plan to executive management to bring the exposure back within tolerance under advice from the Board. The plan does not have to bring the exposure back within limit immediately, but must adjust the exposure within Board and Management approved timeframes.

Additional details are given in the Risk Management Report in the Bank’s Annual Report for the year ended 31 December 2018.

6.3    Foreign Exchange Risk

The Bank holds various non-Bermuda Dollar (“BMD”) denominated assets and liabilities and maintains investments in subsidiaries whose domestic currency is either not the BMD or their domestic currency is not pegged to the U.S. Dollar (“USD”). The domestic currencies of Bermuda, the Cayman Islands and The Bahamas are all pegged to the USD; although that does not mean that will always remain the case. Assets and liabilities denominated in currencies other than BMD or USD are translated to USD at the rates of exchange prevailing at the balance sheet date. The resulting gains or losses are included in foreign exchange revenue in the consolidated statement of operations. Assets and liabilities of subsidiaries outside of Bermuda are translated at the rate of exchange prevailing on the balance sheet date while associated revenues and expenses are translated to USD at the average rate of exchange prevailing through the accounting period. Unrealised translation gains or losses on investments in foreign currency based subsidiaries are recorded as a separate component of shareholders’ equity within accumulated other comprehensive loss. Such gains or losses are recorded in the consolidated statement of operations only when realised. Our foreign currency subsidiaries which may give rise to significant foreign currency translation movements against the BMD are located in Guernsey and the United Kingdom. We also provide foreign exchange services to our clients, principally in connection with our community banking and wealth management businesses, and effect other transactions in non-BMD currencies. Foreign currency volatility and fluctuations in exchange rates may impact the value of non-BMD denominated assets and liabilities and raise the potential for losses resulting from foreign currency trading positions where aggregate obligations to purchase and sell a currency other than BMD or USD do not offset one another, or offset each other in different time periods. If the policies and procedures we have in place to assess and mitigate potential impacts of foreign exchange volatility are not followed, or are not effective to mitigate such risks, our results and earnings may be negatively affected.

6 Updated on an annual basis only

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

The Bank maintains a clearly articulated foreign exchange risk exposure tolerance framework which limits exposures to select currencies. A full definition of the tolerance framework is contained in the Bank’s Market Risk Management Policy and its associated standards.

Note 13 of the Consolidated Financial Statements as at 30 June 2019 provides details of the Bank’s foreign exchange and other derivative instruments as at that date.

6.4    Liquidity Risk

The objectives of liquidity risk management are to ensure that the Group can meet its cash flow requirements and capitalise on business opportunities on a timely and cost effective basis. Liquidity is defined as the ability to hold and/or generate cash adequate to meet our needs for day-to-day operations and material long and short-term commitments. Liquidity risk is the risk of potential loss if the Bank were unable to meet its funding requirements at a reasonable cost.

We monitor and manage our liquidity at each banking jurisdictional level and on a group-wide basis. The Group treasury functions, located in Bermuda, Cayman Islands, Guernsey, Jersey and the United Kingdom, manage day-to-day liquidity. The Group Market Risk function has the responsibility for measuring and reporting to senior management on liquidity risk positions. We manage our liquidity based on demand, commitments, specific events and uncertainties to meet current and future financial obligations of a short-term nature. Our objective in managing liquidity is to respond to the needs of depositors and borrowers as well as to earnings enhancement opportunities in a changing marketplace. Management is responsible for establishing and monitoring liquidity targets as well as strategies to meet these targets. The Bank adopts a cautious liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically the Group manages liquidity against internal limits established by the Market Risk Management Policy and its related Liquidity Risk Standard and quarterly stress testing methodology.

We maintain a balance sheet with loans representing 35.6% of total assets as at 30 June 2019. Further, at that date there were significant sources of liquidity within our balance sheet in the form of cash and cash equivalents, short-term investments and investments amounting to $6.9 billion, or 61.1%, of total assets.

An important element of our liquidity management is our liquidity contingency plan which can be employed in the event of a liquidity crisis. The objective of the liquidity contingency plan is to ensure that we maintain our liquidity during periods of stress. This plan takes into consideration a variety of scenarios that could challenge our liquidity. These scenarios include specific and systemic events that can impact our on-and off-balance sheet sources and uses of liquidity. This plan is reviewed and updated at least annually.

There is no central bank in Bermuda and thus we have no ‘lender of last resort’, and neither do we have committed standby facilities in our favour. We do have access to funding from the inter-bank market on an uncommitted basis and also have put in place formalised but uncommitted repurchase and collateralised facilities with counterparties which enable us to access funding on a secured basis. However, in a financial crisis, our access to some of these liquidity sources may be restricted or we may not be able to access them at all. Another source of liquidity for us is the ability to draw funding from capital markets globally. The availability and cost of these funds are influenced, in part, by our credit rating; as a result, a downgrade in our credit ratings could have an adverse impact on our liquidity funding and the cost thereof. Similarly, a downgrade in Bermuda’s sovereign credit rating could also adversely affect our ability to access liquidity.

6.4.1	Liquidity Coverage Ratio

The objective of the LCR is to promote the short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate stock of unencumbered high quality liquid assets that can easily be converted into cash to meet its liquidity needs in an acute stress scenario lasting for 30 days. The BMA requires Bermuda banks to maintain a minimum LCR of 100% from 1 January 2019. The Bank is in compliance with this requirement.

Data is presented as the simple average of the six monthly observations over the first half of 2019. HQLA is comprised predominantly of US and UK sovereign debt and US government and federal agency securities.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Table 28: LCR Disclosure Template (LIQ1)

		a	b
	(in millions of $)	Total unweighted value (average)	Total weighted value (average)
High-quality liquid assets
1	Total HQLA		4,285.9
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	1,822.0	194.1
3	Stable deposits	—	—
4	Less stable deposits	1,822.0	194.4
5	Unsecured wholesale funding, of which:	6,216.6	4,887
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	198.6	50.7
7	Non-operational deposits (all counterparties)	6,017.1	4,835.7
8	Unsecured debt	1	0.6
9	Secured wholesale funding		9.9
10	Additional requirements, of which:	317.7	109.7
11	Outflows related to derivative exposures and other collateral requirements	30.1	32.2
12	Outflows related to loss of funding of debt products	—	—
13	Credit and liquidity facilities	287.6	77.5
14	Other contractual funding obligations	—	—
15	Other contingent funding obligations	135.7	6.8
16	TOTAL CASH OUTFLOWS		5,207.8
Cash inflows
17	Secured lending (eg reverse repo)	632.0	434.4
18	Inflows from fully performing exposures	1,301.8	1,394.2
19	Other cash inflows	—	—
20	TOTAL CASH INFLOWS	1,933.8	1,828.6
			Total adjusted value
21	Total HQLA		4,285.9
22	Total net cash outflows		3,379.2
23	Liquidity coverage ratio (%)		127%

The average LCR for the first half of 2019 trended higher by 14% compared to the last half of 2018. This was driven primarily by the implementation of an Operational deposit framework in late 2018, redeployment of portfolio runoff into HQLA 1 assets and an outflow of unsecured wholesale funding.

6.4.2    Net Stable Funding Ratio

The objective of the NSFR is to require banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities over a one year horizon. The BMA requires Bermuda banks to maintain a minimum NSFR of 100% from implementation on 1 January 2018. The Bank is in compliance with this requirement.

Data is presented as the simple average of the two quarterly observations over the first half of 2019.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

Table 29: NSFR Disclosure Template (LIQ2)

		a	b	c	d	e
		Unweighted value by residual maturity				Weighted value
	(in millions of $)	No maturity*	<6 months	6 months to <1 year	≥1 year
Available stable funding (ASF) item
1	Capital:	—	—	—	1,076.6	1,076.6
2	Regulatory capital	—	—	—	931.6	931.6
3	Other capital instruments	—	—	—	145.0	145.0
4	Retail deposits and deposits from small business customers:	2,021.4	361.2	128.2	72.0	2,331.7
5	Stable deposits	—	—	—	—	—
6	Less stable deposits	2,021.4	361.2	128.2	72.0	2,331.7
7	Wholesale funding:	3,401.0	3,893.7	191.2	4.1	1,275.6
8	Operational deposits	—	202.8	—	—	101.4
9	Other wholesale funding	3,401.0	3,690.9	191.2	4.1	1,174.2
10	Liabilities with matching interdependent assets	—	—	—	—	—
11	Other liabilities:	—	305.8	—	—	—
12	NSFR derivative liabilities		5.3
13	All other liabilities and equity not included in the above categories	—	300.5	—	—	—
14	Total ASF					4,683.9
Required stable funding (RSF) item
15	Total NSFR high-quality liquid assets (HQLA)					413.3
16	Deposits held at other financial institutions for operational purposes	46.0	—	—	—	46.0
17	Performing loans and securities:	352.9	1,270.2	285.6	3,781.4	3,288.2
18	Performing loans to financial institutions secured by Level 1 HQLA	—	—	—	—	—
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	345.9	994.4	10.9	57.1	263.5
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	—	152.3	140.4	1,412.4	1,327.0
21	With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	—	—	—	—	—
22	Performing residential mortgages, of which:	—	122.0	132.8	1,999.8	1,427.2
23	With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	—	122.0	132.8	1,999.8	1,427.2
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	7.0	1.5	1.5	312.2	270.4
25	Assets with matching interdependent liabilities	—	—	—	—	—
26	Other liabilities:	—	385.8	0.7	29.1	379.1
27	Physical traded commodities, including gold	—				—
28	Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		—			—
29	NSFR derivative assets		7.3			6.2
30	NSFR derivative liabilities before deduction of variation margin posted		5.3			1.1
31	All other assets not included in the above categories	—	373.2	0.7	29.1	371.8
32	Off-balance sheet items				815.2	17.2
33	Total RSF					4,143.8
34	Net Stable Funding Ratio (%)					113%
* Items to be reported in the "no maturity" time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities and physical traded commodities.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

The average NSFR for the first half of 2019 trended higher by 4% compared to the second half of 2018. As for the LCR, this was driven by the implementation of a Operational deposit framework in 4Q2018, redeployment of portfolio runoff into HQLA 1 assets and an outflow of “no maturity” wholesale funding which had limited contribution to the total ASF.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

7.    Operational Risk

In providing our services, we are exposed to operational risk. This is the risk of loss from inadequate or failed internal processes and systems, actions or inactions of people, or from external events.

The Bank views the management of operational risk as integral to its objective of creating and maintaining shareholder value. Risk management requires the consideration of the risk/reward relationship in both the management of existing activities and the execution of all new business strategies. Our success is also dependent, in part, upon maintaining our reputation as a well-managed institution with shareholders, existing and prospective clients, creditors, and regulators. In order to maintain this reputation, we seek to minimise the frequency and severity of operational losses associated with compliance and fiduciary matters, product, process, technology failures, and business continuity.

Operational risk is mitigated through effective internal controls embedded in our business activities and our risk management practices, which are designed to continuously re-assess the effectiveness of these controls in order to keep the risk we assume at levels appropriate to our risk appetite as approved by the Board. Our overall approach is based on the following four guiding principles:

▪	Assessing risks is a day-to-day business activity that is the concern of every employee;

▪	Decisions are based on an assessment of all relevant operational risks;

▪	Risk decisions shall be made at the appropriate level based on clear lines of responsibility and delegated authority; and

▪	Unnecessary risks shall be avoided.

Data on operational losses and any significant control failures incurred are captured through an incident reporting process. These events are reported to both the GRC and RPC, which assess the sufficiency of the corrective actions taken by management to prevent recurrence. Both committees also receive regular reporting on actual performance against established risk tolerance metrics.

For the purposes of calculating its operational risk capital requirements, the Bank has adopted the Standardised Approach as set out in the Basel Capital Accord. Under this, gross income is regarded as a proxy for the operational risk exposure within each business line and the capital charge for operational risk is calculated based on gross losses over the preceding three years.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

8.    Other Information

8.1    Abbreviations

The following abbreviated terms are used throughout the document:

AT1	Additional Tier 1 capital

BCBS	Basel Committee on Banking Supervision

BMA	Bermuda Monetary Authority

Board	Board of Directors

BRR	Borrower Risk Ratings

CARP	Capital Assessment and Risk Profile

CCR	Counterparty Credit Risk

CEO	Chief Executive Officer

CET1	Common Equity Tier 1 capital

CRM	Credit Risk Mitigation

D-SIB	Domestic Systemically Important Bank

EAD	Exposure at Default

EVE	Economic Value of Equity

ECAIs	External Credit Assessment Institutions

FIC	Financial Institutions Committee

GALCO	Group Asset and Liability Committee

GCC	Group Credit Committee

GCRM	Group Credit Risk Management

GRC	Group Risk Committee

IRRBB	Interest Rate Risk in the Banking Book

ISDA	International Swaps and Derivatives Association

LTV	Loan-to-Value

NII	Net Interest Income

RPC	Risk Policy and Compliance Committee

RWA	Risk-weighted Assets

S&P	Standard and Poor’s rating agency

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

SA-CCR	Standardised Approach for measuring Counterparty Credit Risk exposures

SAP	Supervisory Assessment Process

TDR	Troubled debt restructuring

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

8.2    Cautionary statements regarding forward-looking statements

These Capital and Risk Management Pillar 3 Disclosures as at 30 June 2019 contain certain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations or assumptions regarding the future of our business, future plans and strategies, our operational results and other future conditions. Forward-looking statements can be identified by words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectation concerning, among other things, our results of operations, financial condition, capital and liquidity requirements, prospects, growth, strategies and the industry in which we operate.

There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the "Risk Factors" section of Bank’s Audited Annual Report and Financial Statements, which include, but are not limited to, the following: changes in economic and market conditions; changes in market interest rates; our access to sources of liquidity and capital to address our liquidity needs; our ability to attract and retain customer deposits; our ability to effectively compete with other financial services companies and the effects of competition in the financial services industry on our business; our ability to successfully execute our business plan and implement our growth strategy; our ability to successfully manage our credit risk and the sufficiency of our allowance for credit loss; our ability to successfully develop and commercialize new or enhanced products and services; our ability to transact business in EU countries in the aftermath of Brexit; damage to our reputation from any of the factors described in this section, in "Risk Factors" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations"; our reliance on appraisals and valuation techniques; our ability to attract and maintain qualified employees and key executives; our reliance on third-party vendors; our reliance on the effective implementation and use of technology; our ability to identify and address cyber-security risks; the failure or interruption of our information and communications systems; the effectiveness of our risk management and internal disclosure controls and procedures; our ability to maintain effective internal control over financial reporting; the likelihood of success in, and the impact of, litigation or regulatory actions; the complex and changing regulatory environment in which we operate, including any changing regulatory requirements and restrictions placed on us by our principal regulator, the BMA, and other regulators, as well as our ability to comply with regulatory schemes in multiple jurisdictions; and the incremental costs of operating as a public company. These factors should not be construed as exhaustive and should be read with the other cautionary statements in Bank’s Audited Annual Report and Financial Statements.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this report speaks only as of the date of such statement. Except to the extent required by applicable law, we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

Capital and Risk Management Pillar 3 Disclosures for the period ended 30 June 2019

The Bank of N.T. Butterfield & Son Limited

65 Front Street
Hamilton, HM 12
Bermuda
Tel: (441) 295 1111
Fax: (441) 295 3878

Investor Relations Contact:                Media Relations Contacts:
Noah Fields                    Mark Johnson
Vice President, Investor Relations            Vice President, Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com        E-mail: mark.johnson@butterfieldgroup.com